SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director Declaration dated 10 September 2020
Exhibit 1.2	Director/PDMR Shareholding dated 14 September 2020
Exhibit 1.3	Director/PDMR Shareholding dated 25 September 2020
Exhibit 1.4	Total Voting Rights dated 30 September 2020

Exhibit 1.1

BP p.l.c.
Director Declaration

BP p.l.c. announces that Paula Rosput Reynolds, Senior Independent Director and Remuneration Committee chair of BP p.l.c., will be appointed as a Non-Executive Director and Chair Designate of National Grid plc with effect from 1 January 2021.

Paula will be stepping down from her role as Non-Executive Director at BAE Systems plc on 31 December 2020.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.6225	120
d)	Aggregated information - Volume - Price - Total	120 £2.6225 £314.70
e)	Date of the transaction	10 September 2020
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Pamela Daley and Randall Phelps
2	Reason for the notification
a)	Position/status	Non-Executive Director and a person closely associated with her
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25 each) US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$18.4001	3,790
d)	Aggregated information - Volume - Price - Total	3,790 £18.4001 $69,736.38
e)	Date of the transaction	22 September 2020
f)	Place of the transaction	New York Stock Exchange
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.4

BP p.l.c.
Total voting rights and share capital

As at 30 September 2020, the issued share capital of BP p.l.c. comprised 20,266,630,701 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,149,151,649. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,271,713,201. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 October 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary